SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)*

                               PARKERVISION, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    701354102
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                                 (CUSIP Number)



                                Jeffrey L. Parker
                               ParkerVision, Inc.
                               8493 Baymeadows Way
                           Jacksonville, Florida 32256
                            Telephone: (904) 737-1367
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 26, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 701354102                                            PAGE 2 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          J-PARKER FAMILY LIMITED PARTNERSHIP

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |X|
                                                                      (b) |_|

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3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - SEE ITEM 3

--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEBRASKA

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                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,376,974 SHARES
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     2,376,974 SHARES
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,376,974

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                           |_|

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.6%

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 701354102                                            PAGE 3 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          J-PARKERCO., INC.

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - SEE ITEM 3

--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEBRASKA

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,376,974 SHARES
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      -0-
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     2,376,974 SHARES
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,376,974 SHARES

--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.6%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 701354102                                            PAGE 4 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          JEFFREY L. PARKER

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |X|
                                                                      (b) |_|

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3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - SEE ITEM 3

--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

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                            7        SOLE VOTING POWER

                                     952,867 SHARES
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    2,386,475 SHARES
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      952,867 SHARES
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     2,385,475 SHARES
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,339,342 SHARES

--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.9%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 701354102                                            PAGE 5 OF 9 PAGES
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     This  Amendment No. 2 to Schedule 13D  ("Amendment  No. 1") restates in its
entirety  the  Schedule  13D  filed  by  J-Parker  Family  Limited   Partnership
("J-PFLP"), J-ParkerCo., Inc. ("J-General Partner") and Jeffrey L. Parker ("Parker" and, together with J-PFLP and J-General Partner, collectively referred to as the "Reporting Persons") with respect to ownership of the common stock of ParkerVision, Inc.

     The percentage of beneficial ownership reflected in this Amendment No. 2 is based upon 15,244,532 shares of Common Stock outstanding as of March 26, 2003.

ITEM 1.   SECURITIES AND ISSUER
          ---------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of ParkerVision, Inc. ("Issuer"), a Florida corporation, whose principal executive offices are located at 8493 Baymeadows Way, Jacksonville, Florida 32256.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     J-PFLP's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. The principal business of J-PFLP is to hold certain shares of the Issuer's Common Stock owned by Parker.

     J-General Partner's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J- General Partner.

     Parker's business address is located at 8493 Baymeadows Way, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, manufacture and distribution of automated video camera control systems and D2D wireless technology. Parker is a citizen of the United States.

     None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Parker acquired 2,680,374 shares of the Issuer's Common Stock prior to November 30, 1993, which was the date of the Issuer's initial public offering of securities and the date on which the Common Stock was first registered under the Securities Exchange Act of 1933, as amended.

     On December 29, 1995, Parker contributed the 2,680,374 shares to J-PFLP in exchange for a 98.89% limited partnership interest. These shares are J-PFLP's sole asset. No funds were used by either J-PFLP or J-General Partner to acquire these shares.

CUSIP NO. 701354102                                            PAGE 6 OF 9 PAGES
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     From December 29, 1995 through March 26, 2003,  the Reporting  Persons made various acquisitions by means of stock option grants and dispositions by way of gifts and sales of shares of the Issuer's Common Stock but such acquisitions or dispositions represented less than one percent of the Issuer's Common Stock and were not material in nature. The Reporting Persons used either working capital or personal funds to make such acquisitions.

     From October 1993 through February 2002, Parker has been granted options to purchase the Issuer's Common Stock in connection with his employment. (See Item 4(a)). Parker did not use any funds to acquire these options.

     On March 26, 2003, Parker acquired 247,525 shares of the Issuer's Common Stock at a price per share of $5.05, the then market price, for an aggregate of $1,250,000. The acquisition was an additional investment. The acquisition was made with personal funds.

ITEM 4.   PURPOSE OF TRANSACTIONS
          -----------------------

     The Reporting Persons made the acquisitions and dispositions reported on in this Amendment No. 2 in the ordinary course of their business activities. The Reporting Persons may undertake one or more of the actions set forth below.

     (a) Each of the Reporting Persons may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions.

     On March 26, 2003, Parker acquired 247,525 shares of Common Stock at a price per share of $5.05, the then market price for an aggregate purchase price of $1,250,000, as an investment.

     Parker holds options to purchase an aggregate of 790,000 shares of the Issuer's Common Stock as indicated in the table below.


        Number of Shares
       Underlying Option       Exercise Price         Expiration Date
       -----------------       --------------         ---------------

               30,000               $5.00              October 2003

               20,000              $7.875              December 2005

              100,000             $13.875                June 2006

              112,500             $11.875              January 2007

               12,500              $19.00              February 2008

              150,000              $61.50              October 2010

              350,000              $41.00             September 2010

               15,000              $19.99              February 2012

CUSIP NO. 701354102                                            PAGE 7 OF 9 PAGES
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     Except for the  option to acquire  150,000  shares of the  Issuer's  Common
Stock which expires in October 2010, all of the options are fully vested and are immediately exercisable. The option expiring in October 2010 vests in five equal annual installments commencing on October 1, 2001; at this time, the option is vested as to 60,000 shares of Common Stock.

     Other than the rights described above, and except that Parker in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1993 Stock Plan and 2000 Performance Equity Plan for serving as a director and employee of the Issuer, none of the Reporting Persons have any agreements to acquire any additional Common Stock at this time.

     Except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a) - (b) J-PFLP is the beneficial owner of 2,376,974 shares of Common Stock of the Issuer. J-PFLP has shared voting and dispositive power over these shares as described below. J-PFLP beneficially owns 15.6% of the Issuer's Common Stock.

     J-General Partner is the beneficial owner of 2,376,974 shares of Common Stock of the Issuer. J-General Partner, in its capacity of being the sole general partner of J-PFLP, controls J-PFLP. Accordingly, J-General Partner is the beneficially owner of the shares held by J-PFLP. J-General Partner has shared voting and dispositive power over the shares held by J-PFLP. J-General Partner beneficially owns 15.6% of the Issuer's Common Stock.

     Parker is the beneficial owner of 3,339,342 1shares of Common Stock of the Issuer. This amount represents (I) 2,376,974 shares of the Issuer's Common Stock held by J-PFLP, (ii) 9,501 shares of the Issuer's Common Stock owned of record by Parker's three minor children over which Parker disclaims ownership, (iii) 252,867 shares of the Issuer's Common Stock held directly by Parker and (iv) 700,000 shares of the Issuer's Common Stock issuable upon immediately exercisable options held by Parker. This amount does not include 90,000 shares of the Issuer's Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within the next 60 days. Parker, as owning 98.89% of the limited partnership interests of J-PFLP and 100% of J-General Partner and being the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP. Accordingly, Parker is deemed to be the beneficial owner of the shares held by J-PFLP and J-General Partner. As a result of Parker's control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP, although it is nominally shared with J-PFLP

CUSIP NO. 701354102                                            PAGE 8 OF 9 PAGES
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as the record owner of the shares,  and with J-General  Partner  which,  as sole general partner, controls J-PFLP. Additionally, Parker has shared voting and dispositive power over the shares held by his minor children and sole voting and dispositive power over the remaining shares. Parker beneficially owns 20.9% of the Issuer's Common Stock.

     (c) On March 26, 2003, Parker entered into a Subscription Agreement with the Issuer to purchase 247,525 shares of Common Stock at $5.05 per share, the then market price, for an aggregate of $1,250,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
          --------------------------------------------------------

     Parker has entered into stock option agreements to reflect the stock option grants described in Item 4(a) above. On March 26, 2003, Parker entered into the stock purchase agreement described in Item 5(c) above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          1.   Amended Joint Filing Agreement*

          2. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

          3. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

          4.   Stock Purchase Agreement. dated March 26, 2003.

_____________________

* Previously filed with the Schedule 13D.

CUSIP NO. 701354102                                            PAGE 9 OF 9 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 2003


                                     J-Parker Family Limited Partnership

                                     By: J-ParkerCo., Inc., General Partner


                                     By: /s/ Jeffrey L. Parker
                                         --------------------------------
                                         Name: Jeffrey L. Parker
                                         Title: President


                                     J-Parker Family Limited Partnership


                                     By: /s/ Jeffrey L. Parker
                                         --------------------------------
                                         Name: Jeffrey L. Parker
                                         Title: President


                                         /s/ Jeffrey L. Parker
                                         --------------------------------
                                         Jeffrey L. Parker